Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings:
Income before income taxes and minority interest	$4,274,458	$11,320,427	$15,732,408	$16,042,310	$24,110,655
Fixed charges	3,037,910	2,517,835	4,091,938	5,149,797	9,311,319

Earnings	$7,312,368	$13,838,262	$19,824,346	$21,192,107	$33,421,974

Fixed charges:
Interest expense	$1,639,931	$432,729	$1,033,019	$855,288	$3,071,537
Interest element of rentals	985,944	2,085,106	3,058,919	4,294,509	6,239,782
Write-off of deferred financing costs	412,035	—	—	—	—

Fixed charges	$3,037,910	$2,517,835	$4,091,938	$5,149,797	$9,311,319

Ratio of earnings to fixed charges (1)	2.41	5.50	4.84	4.12	3.59

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, and the portion of rentals deemed to be interest.